(Check One): ☐ Form 8-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

e-Smart Technologies, Inc.
Full Name of Registrant:

Former Name if Applicable:

526 East 26th Street, Suite 710
Address of Principal Executive Office (Street and Number):

New York, NY 10001
City, State and Zip Code:

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 8-K, or portion thereof will be filed on or before the first calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-QSB, or portion thereof could not be filed within the prescribed time period.

Additional time required for the filing of the Form 10-QSB for the three months ended June 30, 2006 due to the preparation and analysis of certain financial statement transactions.

Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Maranda Fritz, Esq.	212	983-0909
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

E-SMART TECHNOLOGIES, INC.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 15, 2006	By:	/s/ Mary A. Grace
		Name:	Mary A. Grace
		Title:	President